Valvoline Inc.
100 Valvoline Way
Lexington, KY 40509

June 7, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction

Re:     Valvoline, Inc.
Form 10-K for Fiscal Year Ended September 30, 2016
Filed December 19, 2016
File No. 1-37884

Dear Mr. O’Brien:

This letter sets forth the responses of Valvoline Inc. (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of May 22, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 ("Annual Report"). For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we,” “our,” “us,” “Valvoline,” or “the Company” in the responses below refer to Valvoline Inc. All references to “Ashland Global” refer to Ashland Global Holdings Inc. and its predecessors and references to “Ashland” refer to Ashland Inc., the predecessor of Ashland Global, unless otherwise specified. As further noted below, Valvoline was newly formed by Ashland Global in 2016 in contemplation of the transactions described herein and was a subsidiary of Ashland Global at September 30, 2016.

Form 10-K for Fiscal Year Ended September 30, 2016

Financial Statements, page F-1

Consolidated Statements of Comprehensive Income, page F-4

Earnings per Share, page F-12

1.
With reference to ASC 260-10-45-10, please explain your basis for utilizing the September 30, 2016 number of shares outstanding as your weighted average common shares outstanding for all periods presented. Ensure your response explains why you did not weight the 34.5 million IPO shares for the portion of the 2016 period that they were outstanding and exclude such shares in prior fiscal periods.

Please note that this comment also pertains to your earnings per share presentation in your Selected Financial Data where you indicate that per share amounts for periods prior to September 30, 2016 have been presented for comparability only. Please also address this comment as it relates to your 2017 quarterly reports.

The Company acknowledges the Staff’s comment and respectfully submits that the guidance applicable to the presentation of earnings per share (“EPS”) contained in ASC 260-10-45-10 was considered relative to the requirement to

Securities and Exchange Commission
Mr. Terence O’Brien

weight shares relating to the portion of time within a reporting period that common shares were outstanding. Additionally, we considered ASC 260-10-45-7, which requires EPS to be presented for all periods for which an income statement or summary of earnings is presented, as well as ASC 260-10-55-17, which specifies that in a reorganization, EPS computations shall be based on analysis of the particular transaction.

Given the facts of our particular transaction, the lack of authoritative guidance around the calculation of EPS for entities that previously did not exist, and diversity in practice, we concluded that the shares issued to both Ashland Global and other investors in connection with the Initial Public Offering (“IPO”) of Valvoline on September 28, 2016 should be viewed together given the simultaneous capitalization of Valvoline. Prior to the initial capitalization, Valvoline was an unincorporated commercial unit of Ashland and had no separate capital structure or shares outstanding. Concurrent with the initial capitalization, Ashland contributed the historical Valvoline business (as a segment of Ashland) to Valvoline. Instead of structuring the transaction in a manner in which Ashland Global issued all of Valvoline's initial shares to itself and then resold those shares to other investors, Valvoline issued a portion of the shares to other investors and utilized the proceeds to repay debt that was issued at the direction of Ashland prior to the IPO. In lieu of Ashland Global selling its shares in the IPO for proceeds, the proceeds of the Valvoline debt were remitted to Ashland Global prior to the IPO. Given the substance of the transaction, we concluded that the best EPS presentation was to present basic and diluted EPS to retroactively reflect the entire 205 million shares issued in connection with the initial capitalization, contribution and IPO of Valvoline. We further believe such presentation provides the most meaningful information to the users of our financial statements. We respectively acknowledge alternative views may exist, but believe our unique fact pattern supports our EPS presentation.

ASC 260 does not provide authoritative guidance on calculating EPS for entities that previously did not exist, and represent a carve-out of another entity, as is the case with Valvoline. Accordingly, we have fully disclosed how EPS was calculated for all periods presented. We believe our presentation of EPS is consistent with the authoritative literature referred to previously and ensures users of the financial statements can sufficiently evaluate the operations and performance of the Company over the pre- and post-IPO periods on a comparative basis. In this regard, it is important to note that Valvoline had no separately identifiable pool of capital for periods prior to the IPO as it was an unincorporated commercial unit of Ashland. We believe the presentation provided meets the objective of measuring the performance of Valvoline over the reporting periods in a way that gives useful information to the users of our financial statements and provides full transparency to the method of our EPS computations.

The conclusions we have made are a result of our analysis of the facts and circumstances surrounding our particular transaction. The key elements we considered in order to reach our conclusions were as follows:

•
Prior to the creation of a holding company structure for Ashland and in contemplation of the IPO and subsequent spin-off of Valvoline (the "Reorganization"), Valvoline was an unincorporated commercial unit of Ashland, and thus, had no separate capital structure or shares outstanding. Ashland Global was the new holding company created in the Reorganization.

•
Prior to the completion of the Reorganization, Ashland took steps to reorganize its assets and liabilities so that the Ashland businesses and the Valvoline business were held in separate subsidiaries of Ashland.

•
Immediately preceding the closing of the Valvoline IPO on September 28, 2016, Ashland took steps to further reorganize its assets and liabilities so that the Ashland businesses were contributed to Ashland Global and the Valvoline business was contributed to a newly formed subsidiary, Valvoline Inc. (the "Contribution").

•
Ashland Global caused Valvoline to complete an IPO on September 28, 2016, during which approximately 35 million shares (approximately 17% of its common stock) were issued to public investors, and simultaneously, 170 million shares were issued to Ashland Global.

•
The proceeds of the IPO were used to repay indebtedness that was issued by Valvoline at the direction of Ashland prior to the IPO. In lieu of Ashland Global selling its shares in the IPO for proceeds, the proceeds of this indebtedness were transferred to Ashland Global prior to the IPO.

Securities and Exchange Commission
Mr. Terence O’Brien

We considered whether a weighted average number of shares outstanding would be appropriate for computing EPS, with the issuance of shares to new investors in connection with the IPO treated prospectively from the issuance date. Based on the facts and circumstances, we concluded that treating the entire transaction as a reorganization and recapitalization was the most meaningful presentation. The entire Valvoline capital structure was created at the time of the IPO and the proceeds of the IPO were used to repay indebtedness issued by Valvoline prior to the IPO at the direction of Ashland Global. Economically, this had the same effect as if Ashland Global had caused Valvoline to issue 205 million shares to Ashland Global that were in turn sold to the investor group. Because the Reorganization, Contribution and IPO all took place simultaneously and in contemplation of each other, we believe the structure of the transaction is similar to a reorganization and exchange of equity interests akin to a change in the form of legal ownership to a new structure. Such transactions are the equivalent of a stock split, which requires retrospective treatment for EPS purposes. In this regard, the number of shares issued by Valvoline simply reflects a re-characterization of the capital account previously held by Ashland. For this reason, the total outstanding shares of 205 million was retrospectively applied to all periods presented within the financial statements included in Valvoline’s Annual Report. Subsequent to the Reorganization, Contribution and IPO, the Valvoline equity structure has not changed through March 31, 2017.

Disclosures have been made in the Company's Annual Report as well as in the fiscal 2017 Quarterly Reports on Form 10-Q regarding the retrospective presentation of the financial statements related to the reorganization of entities under common Ashland Global control and the assumptions and methodology have been consistently applied since the completion of our pro forma financial statements in our Registration Statement on Form S-1. The calculations of EPS for each respective period presented have also been disclosed in separate footnotes which detail the number of shares used to compute EPS in each reporting period. We will continue to include such disclosures in future filings. We will also enhance our disclosures in our future periodic reports to clarify our approach and rationale for the outstanding shares utilized in presenting EPS in the pre-IPO periods.

Consolidated Statements of Stockholders Equity, page F-6

2.
In light of the restructuring steps and Separation activities, including your September 28, 2016 IPO with reference to the applicable authoritative literature, please explain why there is a $(1,039) million balance in your Parent Company Investment account as of September 30, 2016. Please also address this comment as it relates to your 2017 quarterly reports.

The Valvoline IPO was the initial phase in a broader plan to separate Ashland into two independent, publicly traded companies. The second and final phase included the distribution of 170 million shares of Valvoline common stock held by Ashland Global to Ashland Global's shareholders through a pro rata dividend that took place in May 2017 ("Final Distribution"). The $(1,039) million balance in our Parent Company Investment account represented Ashland Global's cumulative net investment in Valvoline at September 30, 2016 and at each respective balance sheet date thereafter in our fiscal 2017 quarterly reports. Subsequent to the IPO and prior to the Final Distribution, Valvoline remained a controlled and consolidated subsidiary of Ashland Global based on Ashland's 83% ownership of Valvoline. In reaching our presentation conclusion relative to the Parent Company Investment account, we considered section 7410 of the Division of Corporation Finance's Financial Reporting Manual ("FRM"), which states, "registrants that are components of larger entities should consider SAB Topic 1B when preparing financial statements. Also, retained earnings should not be separately reported by a non-corporate entity. The residual interest should be presented as a single component, such as parent's equity in division."

We considered whether the Parent Company Investment account should be reclassified into additional paid-in capital at the time of contribution of the Valvoline business and related issuance of common shares; however, absent specific accounting literature with regard to the required timing when such reclassification should occur, we considered it to be most appropriate to follow FRM 7410 and continue to present the Parent Company Investment account relative to Ashland Global's net investment until Final Distribution. We believe this presentation accurately reflected Ashland Global's continued controlling interest and provided users of our financial statements with incremental information

Securities and Exchange Commission
Mr. Terence O’Brien

relative to the amount of equity attributable to Ashland Global and the amount attributable to other investors during the period which Ashland Global remained our controlling shareholder. As Final Distribution occurred on May 12, 2017 and each share of Ashland Global common stock received 2.745338 shares of Valvoline common stock, a reclassification between the Parent Company Investment account and additional paid-in capital will be presented in our Quarterly Report on Form 10-Q for the period ending June 30, 2017.

Please do not hesitate to contact me at (859) 357-3147 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Mary E. Meixelsperger
Mary E. Meixelsperger
Chief Financial Officer

cc:     Audit Committee of the Board of Directors
Ernst & Young LLP
Samuel J. Mitchell, Jr., Chief Executive Officer and Director
Ilir Mujalovic, Shearman & Sterling LLP